Filed Pursuant to Rule 433

Registration No. 333-181047

February 2, 2015

CAPITAL ONE FINANCIAL CORPORATION

$1,000,000,000 3.20% SENIOR NOTES DUE 2025

Summary of Terms for Issuance

Issuer:	Capital One Financial Corporation

Security:	3.20% Senior Notes due 2025

Principal Amount:	US$1,000,000,000

Net Proceeds to Issuer (before expenses):	US$993,040,000

Ranking:	Senior Unsecured

Expected Security Ratings:*	Baa1 / BBB / A- (Moody’s / S&P / Fitch)

Trade Date:	February 2, 2015

Settlement Date:	February 5, 2015 (T+3)

Maturity Date:	February 5, 2025

Coupon:	3.20% per annum

Reference Benchmark:	2.25% Notes due November 15, 2024

Reference Benchmark Yield:	1.659%

Spread to Benchmark:	157 bps

Re-offer Yield:	3.229%

Price to Public:	99.754% of principal amount

Interest Payment Dates:	Semi-annually in arrears on February 5 and August 5 of each year, commencing on August 5, 2015 to and including the Maturity Date.

Optional Redemption:	The Issuer may, at any time after January 5, 2025 (which is the date that is one month prior to the Maturity Date of the 2025 notes), redeem the 2025 notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2025 notes to be redeemed, plus accrued and unpaid interest thereon to the redemption date, upon not less than 15 nor more than 45 days’ prior notice given to the holders of the notes to be redeemed.

Concurrent Debt Offerings:	Concurrently with this offering, Capital One, National Association, a subsidiary of the Issuer, is offering $400,000,000 of its Floating Rate Notes due 2018 and $1,600,000,000 of its 1.650% Notes Due 2018.

CUSIP/ISIN:	14040H BG9/ US14040HBG92

Joint Book-Running Managers:	Barclays Capital Inc.
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Capital One Securities, Inc.

Co-Managers:	Mischler Financial Group, Inc.
Samuel A. Ramirez & Company, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Capital One Financial Corporation has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents filed with the SEC and incorporated by reference in such documents for more complete information about Capital One Financial Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of these documents by contacting Barclays Capital Inc., toll-free at (888) 603-5847, Deutsche Bank Securities Inc., Attn.: Prospectus Group , 60 Wall Street, New York, NY 10005-2836, Email: prospectus.CPDG@db.com, Tel: (800) 503-4611, J.P. Morgan Securities LLC, 383 Madison Ave, New York, NY 10179 Attn: Investment Grade Syndicate Desk, Tel (212) 834-4533 (collect), Morgan Stanley & Co. LLC, toll-free at (866) 718-1649 or Capital One Securities Inc., toll-free at (800) 666-9174, Attn: Compliance.

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